BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

March 30, 2011

VIA EDGAR

Ms. Jessica Dickerson
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Forms 10-K for the fiscal years ended June 30, 2010 and
June 30, 2009
Forms 10-Q for the periods ended December 31, 2010, September 30,
2010, March 31, 2010, December 31, 2009 and September 30, 2009
File No. 0-51336

Dear Ms. Dickerson:

Reference is hereby made to the above filings for BEFUT International Co., Ltd.   We  acknowledge the comment letter from the Securities and Exchange Commission (the “Commission”) dated March 24, 2011 (the “Comment Letter”).  As you confirmed to our legal counsel, Pryor Cashman LLP, on March 28, 2011, the Commission has granted us an extension until April 21, 2011 to submit our responses to the Comment Letter.  Although we have been working diligently since we received the Comment Letter to address the comments contained therein, due to the number of accounting related comments in the Comment Letter, we will need to rely on the assistance of our auditor, Patrizio & Zhao, LLC, to properly respond to the Commission’s comments.  However, our auditor is experiencing scheduling conflicts as the result of staffing issues and other client matters, the result of which is that we will require the full extension of time granted by the Commission to ensure the accuracy and completeness of our responses to the Comment Letter.  We expect to submit our responses to the Comment Letter by April 21, 2011.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Michael Peng, Esq. at 1-212-326-0141 or via fax at 1-212-798-6318, in case of any further comments or questions in this regard.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer